Navigator Gas Announces Completion of Morgan’s Point Ethylene Export Terminal
Expansion and Acquisition of Three Handysize Liquefied Ethylene Gas Carriers

LONDON, January 7, 2025 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces the completion of the expansion of its existing ethylene export terminal joint venture owned 50/50 by Navigator and Enterprise Products Partners L.P. at Morgan’s Point, Houston (the “Export Terminal Joint Venture”), previously announced on November 15, 2022, with additional information on March 9, 2023 (the “Expansion Project”). Navigator Gas further announces an agreement to acquire three handysize ethylene carriers for a total purchase price of US$ 83.9 million, complementing the increased export capacity from the Export Terminal Joint Venture.

Export Terminal Joint Venture Expansion Project

In line with previous guidance, the Expansion Project was completed on time in late-December 2024 and within budget. Going forward, the flex train is expected to increase ethylene export capacity at Morgan’s Point by at least 550,000 tons to 1.55 million tons per year starting in 2025, and potentially up to a total of 3.2 million tons per year in the coming years. Further, the Expansion Project is anticipated to triple the current instantaneous ethylene refrigeration capacity at Morgan’s Point from 125 tons per hour to 375 tons per hour, providing increased flexibility for customers and the potential to add additional capacity based on demand. The expanded capacity will utilize the Export Terminal Joint Venture’s existing 30,000 ton refrigerated tank which will continue to facilitate loading vessels at Morgan’s Point at 1,000 tons per hour. Additionally, the Joint Venture has signed an increased and extended offtake agreement with its largest offtaker with the additional volumes starting in the first quarter of 2025.

Addition of Three Handysize Ethylene Carriers

To further support the Expansion Project by increasing Navigator Gas’ fleet of ethylene capable vessels, the Company has also entered into agreements with an unrelated third party (together, the “Transaction”) to acquire three German-built 17,000 cubic meter capacity vessels.

Delivery of the vessels under the Transaction is expected to take place between February and May 2025, at the latest. The vessels are anticipated to operate in the spot market upon, or soon after, delivery. The Company does not intend to issue any new capital but plans to finance the acquisitions with a combination of cash on hand and new debt.

The Transaction is subject to customary closing conditions and following its completion, Navigator Gas will own and operate a fleet of 59 vessels, 28 of which will be ethylene and ethane capable.

Mads Peter Zacho, CEO of Navigator Gas comments that:

“Future demand for competitively priced US ethane and ethylene is likely to continue its upward trajectory in the coming years. The ethylene export terminal expansion, and the addition of three handysize ethylene carriers to our fleet, provides us with key capabilities and infrastructure to meet that growing demand. With the most recent offtake agreement set to boost throughput in the near-term, together with the additional vessels, we expect our investments to be accretive to earnings in 2025 and beyond.”

About Navigator Gas
Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Following acquisition of the above-mentioned vessels, Navigator Gas’ fleet will consist of 59 semi- or fully-refrigerated liquefied gas carriers, 28 of which will be ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.
Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.
Navigator Gas
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Forward looking statements
This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.
These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.
All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.
Category: General